Filed By Developers Diversified Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

On February 10, 2003, JDN Realty Corporation mailed the following letter to its common stockholders:



February 10, 2003

Dear JDN Realty Corporation Shareholder:

In the next few days you will be receiving a revised proxy statement and a proxy card to vote on the proposed merger with Developers Diversified Realty Corporation ("DDR"). I am writing to personally ask that when you receive this mailing, you take a brief moment to vote your shares of JDN Realty Corporation common stock.

While you may have already voted the shares you held on the previous record date of December 2, 2002, JDN has decided to reset the record date used to identify shareholders who are entitled to vote on the proposed merger to February 12, 2003, and adjourned its special meeting of shareholders until 9:00 a.m. (Eastern Time) on Thursday, March 13, 2003. **Even if you have previously voted, we request that you take the time to return the new proxy card that will be sent to you.**

We have worked long and hard to implement a strategy for JDN that we believe maximizes shareholder value and we are firmly convinced that our pending merger with DDR will achieve this goal.

Based on the proxies received from the original record date, JDN shareholders were strongly in favor of the transaction, with 61% of the outstanding JDN shares having submitted proxies in favor of the merger. Approximately 13% of the outstanding shares submitted proxies against the merger and, more importantly, approximately 26% of the outstanding shares had not yet submitted proxies. Approval of the proposed merger by the JDN shareholders requires the affirmative vote of two-thirds of the outstanding shares of common stock. So, please do not underestimate the importance of your vote. **Failure to vote is effectively the same as a vote against the merger.**

Your Board of Directors conducted an extensive exploration of strategic alternatives, including approaching 37 potential investors, and unanimously concluded that a combination with DDR is in the best interests of the JDN shareholders. The transaction will provide JDN shareholders the opportunity to participate in the future growth of DDR and to benefit from the depth and breadth of DDR's management team, extensive tenant relationships, development expertise and the additional financial flexibility offered by its strong balance sheet. DDR has a compelling track record of delivering value to shareholders over a long period of time, having doubled its share price since it went public 10 years ago.

I cannot overemphasize the importance of your vote. If you have questions or need assistance voting your shares, please call Georgeson Shareholder toll-free at (866) 870-4476.

Thank you in advance for voting promptly.

Respectfully,

Craig Macnab
President and Chief Executive Officer

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Additional Information concerning the Merger and Where You can Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.